SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 10, 2002

Telefonica, S.A.

(Exact name of registrant as specified in its charter)

The Spanish Telephone Company

(Translation of registrant's name into English)

Gran Via 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x ] Form 40-F[_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes[_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item

1. Brazilian National Telecommunications Agency (ANATEL) authorization

SIGNIFICANT EVENT

In accordance with the provisions of article 82 of Law 24/1988 dated July 28th, on the Securities Market and ancillary regulations, we hereby inform, that on December 4, 2002, the Brazilian National Telecommunications Agency (ANATEL) authorized the migration to Personal Mobile Service (SMP) of the Telefonica Moviles Group's Brazilian operators.

In addition, ANATEL authorized the transfer by the Telefonica Moviles Group and by the Portugal Telecom Group of their interests in their Brazilian cellular subsidiaries to the Joint Venture incorporated by both groups in accordance with the agreements executed on October 17, 2002, the execution of which was communicated to the Market.

As a consequence of the aforesaid authorisation by ANATEL, the teams of both of the Telefonica Moviles Group and of the Portugal Telecom Group are currently working in order to attempt to consummate the contribution of their Brazilian assets to the Joint Venture before the end of the fiscal year 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2002

Telefonica, S.A.

By: /s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors